UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

General Motors Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37045V100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37045V100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Canada Development Investment Corporation (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,084,746
	7	SOLE DISPOSITIVE POWER 140,084,746
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,084,746
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.98%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 37045V100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Canada GEN Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,084,746
	7	SOLE DISPOSITIVE POWER 140,084,746
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,084,746
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.98%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 37045V100	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a)	NAME OF ISSUER General Motors Company (the “Company”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 300 Renaissance Center Detroit, Michigan 48265-3000
Item 2.	(a)
NAME OF PERSON FILING

Canada Development Investment Corporation (“CDIC”)
Canada GEN Investment Corporation (“Canada GEN”)

Canada GEN is a wholly-owned subsidiary of CDIC and the direct owner and record holder of the reported securities.  CDIC is an indirect beneficial owner of the reported securities.  CDIC is a Canadian federal Crown corporation, meaning that it is a business corporation established under the Canada Business Corporations Act, owned by the federal Government of Canada (“Government of Canada”).

(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE

(i)  Canada Development Investment Corporation
      1235 Bay Street, Suite 400
      Toronto, Ontario M5R 3K4

(ii) Canada GEN Investment Corporation
      1235 Bay Street, Suite 400
      Toronto, Ontario M5R 3K4

	(c)	CITIZENSHIP
(i) CDIC is a corporation organized under the laws of Canada. (ii) Canada GEN is a corporation organized under the laws of Canada.
	(d)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP NUMBER 37045V100

CUSIP No. 37045V100	SCHEDULE 13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.
Item 4.	OWNERSHIP.
(a)
Amount Beneficially Owned:

Canada GEN is the direct owner and record holder of 140,084,746 shares of Common Stock.  CDIC is the sole shareholder of Canada GEN and may be deemed to have beneficial ownership of the Common Stock owned by Canada GEN.

(b) Percentage Owned: As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.98% of the total number of shares of Common Stock outstanding.1
Number of Shares as to Which Such Person Has:
(c)
CDIC
(i)    Sole power to vote or direct the vote:
(ii)   Shared power to vote or to direct the vote:
(iii)  Sole power to dispose or to direct the disposition of:
(iv)  Shared power to dispose or to direct the disposition of:

0 140,084,746 140,084,746 0

Canada GEN
(i)    Sole power to vote or direct the vote:
(ii)   Shared power to vote or to direct the vote:
(iii)  Sole power to dispose or to direct the disposition of:
(iv)  Shared power to dispose or to direct the disposition of:
0 140,084,746 140,084,746 0
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
Item 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON

Pursuant to an arrangement between the Government of Canada and the Province of Ontario, the Government of Canada has committed to provide the Province of Ontario with one-third of the net proceeds from the sale of any Common Stock held by Canada GEN and one-third of any dividends received by Canada GEN, less certain costs.

1 The number of shares of Common Stock of the Company outstanding includes 60,600,000 shares of Common Stock of the Company issued since December 31, 2010 to the Company’s U.S. hourly and salaried pension plan trusts, as disclosed in the Company’s Current Report on Form 8-K (File No. 001-34960) filed with the Securities and Exchange Commission on January 20, 2011.

CUSIP No. 37045V100	SCHEDULE 13G	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
Item 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

Canada GEN is a party to a Stockholders Agreement (the “Stockholders Agreement”), dated as of October 15, 2009, by and among the Company, the United States Department of the Treasury (“UST”), 7176384 Canada Inc. (the predecessor in interest to Canada GEN), UAW Retiree Medical Benefits Trust (“VEBA”) and, solely for the purposes of Section 6.20 thereof, General Motors LLC.  The Stockholders Agreement is filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 333-160471) filed with the Securities and Exchange Commission on November 16, 2009.

The Stockholders Agreement obligates Canada GEN to vote in favor of VEBA’s nominee to the board of directors of the Company for so long as VEBA holds at least 50% of the shares of Common Stock it held in its initial investment in the Company.  The Stockholders Agreement permits UST and Canada GEN to propose a slate of candidates for election to the board of directors of the Company and permits Canada GEN to participate in any such proposal by nominating candidates in proportion to its holdings in the Company (such process, the “Joint Slate Procedure”).  In the event of a Joint Slate Procedure, Canada GEN and UST each agree to vote “for” the joint slate of candidates that has been nominated.  The Stockholders Agreement also prohibits UST, Canada GEN and VEBA from transferring all or any portion of their Common Stock or warrants without the consent of the Company’s board of directors to either (i) any person or group who would thereafter beneficially own more than 10% of the Common Stock, or (ii) any automotive vehicle manufacturer or affiliate thereof.

Canada GEN and VEBA collectively have beneficially ownership of  345,689,291 shares of Common Stock, including VEBA’s ownership of 45,454,545 warrants each exercisable for one share of Common Stock (each a “Warrant”).  This represents 21.5% of the outstanding Common Stock based on a total of 1,606,054,545 shares of Common Stock outstanding (including 45,454,545 unissued shares for which the Warrants are exchangeable).  The Common Stock ownership reported by Canada GEN does not include any Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

CUSIP No. 37045V100	SCHEDULE 13G	Page 7 of 8 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
Item 10.	CERTIFICATION Not applicable.

CUSIP No. 37045V100	SCHEDULE 13G	Page 8 of 8 Pages

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2011

CANADA GEN INVESTMENT CORPORATION

By:	/s/ Michael Carter
Name: Michael Carter
Title: President

CANADA DEVELOPMENT INVESTMENT CORPORATION

By:	/s/ Michael Carter
Name: Michael Carter
Title: Executive Vice President